Exhibit 99.1

TransAlta and Tidewater Midstream Sign Letter of Intent to Sell the Pioneer Pipeline

CALGARY, March 12, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that the Company, with its partner Tidewater Midstream & Infrastructure Ltd. ("Tidewater"), has entered into a Letter of Intent to sell the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL"), a wholly-owned subsidiary of TC Energy, for a purchase price of CDN $255 million. As part of the transaction, NGTL intends to integrate the Pioneer Pipeline into its natural gas pipeline infrastructure in Alberta.

The benefits of the transaction to TransAlta include:

  Access to NGTL's highly liquid natural gas network and gas trading hub;
  Additional reliability and flexibility of having two pipelines delivering natural gas to the Company's power stations;
  Access to a broad and diversified group of gas producers and resource basins; and
  Cash proceeds that can be used to fund the Company's natural gas conversion program, or for other purposes.

As part of the transaction, TransAlta will enter into long-term delivery transportation agreements with NGTL, bringing the total of new and existing natural gas pipeline transportation service to 400 TJ/day by 2023.  TransAlta's current commitments, including the 139 TJ/day with Tidewater, will remain in place until the closing of the transaction.

"Tidewater has been an exceptional partner that was able to build the Pioneer Pipeline well ahead of schedule, allowing us to significantly reduce our carbon emissions and costs," said Dawn Farrell, President and Chief Executive Officer of the Company. "Going forward, we are excited to work with TC Energy to meet our transportation requirements as we continue to execute our clean energy strategy, which will support our goals as a leader in clean electricity generation."

The transaction is subject to entering into a Purchase and Sale Agreement, and customary regulatory approvals.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to the Pioneer Pipeline; sale of the Pioneer Pipeline to NGTL; regulatory approvals; execution of the definitive agreements; NGTL's intention to integrate the Pioneer Pipeline into its natural gas pipeline infrastructure in Alberta; the potential benefits of the transaction; and estimated natural gas pipeline transportation service with NGTL. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: no significant changes to applicable laws and regulations, including any tax and regulatory changes; no significant changes to our relationship with Tidewater; and assumptions regarding our current strategy and priorities, including as it pertains to our natural gas conversion program and the clean energy strategy. The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: disruptions in the source of fuels, including natural gas required for the natural gas conversions and repowering strategies; changes in economic and market conditions; changes in tax, environmental, regulatory and other laws and regulations; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's Management's Discussion and Analysis dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2020/12/c6993.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:05e 12-MAR-20